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Fundrise
Sponsored
FUNDRISE
FLAGSHIP FUND
Invest in
$1.2 billion
of real estate
7.5% annual return in 2024
$10 minimum investment
Penalty-free, quarterly redemptions*
Learn more
Net value of the fund's assets less its liabilities as of 6/30/25. The annual return of the Fundrise Flagship Fund in 2024 was 7.5%, and 20.24% since inception through 12/31/24. Past performance does not guarantee future results. *Subject to limitations. Please see the Fund's prospectus for details. Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read it carefully before investing



Fundrise
Sponsored
FUNDRISE
FLAGSHIP FUND
Invest in $1.2 billion
of real estate
7.5% annual return in 2024
Penalty-free, quarterly redemptions*
$10 minimum investment
Learn more
Net value of the fund's assets less its liabilities as of 6/30/25. The annual return of the Fundrise Flagship Fund in 2024 was 7.5%, and 20.24% since inception through 12/31/24. Past performance does not guarantee future results. *Subject to limitations. Please see the Fund's prospectus for details. Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read it carefully before investing



Fundrise
Sponsored
Invest in $1.2 billion
of real estate
7.5% annual return in 2024
Penalty-free, quarterly redemptions*
$10 minimum investment
FUNDRISE
FLAGSHIP FUND
10:51
Asset allocation
BUILD-FOR-RENT
66%
INDUSTRIAL
22%
MULTIFAMILY
11%
Portfolio assets
Rental home community near Dallas, TX
Industrial property near Las Vegas, NV
Net value of the fund's assets less its liabilities as of 6/30/25. The annual return of the Fundrise Flagship Fund in 2024 was 7.5%, and 20.24% since inception through 12/31/24. Past performance does not guarantee future results. *Subject to limitations. Please see the Fund's prospectus for details. Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read it carefully before investing
Learn more


Fundrise
Sponsored
10:51
Rental home community near Dallas, TX
Industrial property near Las Vegas, NV
Rental home community in Myrtle Beach, SC
FUNDRISE
FLAGSHIP FUND
Invest in $1.2 billion of real estate
7.5% annual return in 2024
Penalty-free, quarterly redemptions*
$10 minimum investment
Learn more
Net value of the fund's assets less its liabilities as of 6/30/25. The annual return of the Fundrise Flagship Fund in 2024 was 7.5%, and 20.24% since inception through 12/31/24. Past performance does not guarantee future results. *Subject to limitations. Please see the Fund's prospectus for details. Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read it carefully before investing


Fundrise
Sponsored
FUNDRISE
FLAGSHIP FUND
Invest in $1.2 billion of real estate
7.5% annual return in 2024
Penalty-free, quarterly redemptions*
$10 minimum investment
Learn more
Net value of the fund's assets less its liabilities as of 6/30/25. The annual return of the Fundrise Flagship Fund in 2024 was 7.5%, and 20.24% since inception through 12/31/24. Past performance does not guarantee future results. *Subject to limitations. Please see the Fund's prospectus for details. Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read it carefully before investing


Fundrise
Sponsored
FUNDRISE
FLAGSHIP FUND
Invest in $1.2 billion of real estate
7.5% annual return in 2024
Penalty-free, quarterly redemptions*
$10 minimum investment
Learn more
Net value of the fund's assets less its liabilities as of 6/30/25. The annual return of the Fundrise Flagship Fund in 2024 was 7.5%, and 20.24% since inception through 12/31/24. Past performance does not guarantee future results. *Subject to limitations. Please see the Fund's prospectus for details. Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read it carefully before investing


FUNDRISE
FLAGSHIP FUND
Invest in $1.2 billion of real estate
7.5% annual return in 2024
Penalty-free, quarterly redemptions*
$10 minimum investment
Net value of the fund's assets less its liabilities as of 6/30/25. The annual return of the Fundrise Flagship Fund in 2024 was 7.5%, and 20.24% since inception through 12/31/24. Past performance does not guarantee future results. *Subject to limitations. Please see the Fund's prospectus for details. Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read it carefully before investing


Fundrise
Sponsored
FUNDRISE
FLAGSHIP FUND
Invest in $1.2 billion of real estate
7.5% annual return in 2024
Penalty-free, quarterly redemptions*
$10 minimum investment
Learn more
Net value of the fund's assets less its liabilities as of 6/30/25. The annual return of the Fundrise Flagship Fund in 2024 was 7.5%, and 20.24% since inception through 12/31/24. Past performance does not guarantee future results. *Subject to limitations. Please see the Fund's prospectus for details. Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read it carefully before investing


Fundrise
Sponsored
FUNDRISE
FLAGSHIP FUND
Invest in $1.2 billion of real estate
7.5% annual return in 2024
Penalty-free, quarterly redemptions*
Learn more
Net value of the fund's assets less its liabilities as of 6/30/25. The annual return of the Fundrise Flagship Fund in 2024 was 7.5%, and 20.24% since inception through 12/31/24. Past performance does not guarantee future results. *Subject to limitations. Please see the Fund's prospectus for details. Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read it carefully before investing


FUNDRISE
FLAGSHIP FUND
Invest in $1.2 billion of real estate
7.5% annual return in 2024
Penalty-free, quarterly redemptions*
$10 minimum investment
Net value of the fund's assets less its liabilities as of 06/30/25. The annual return of the Fundrise Flagship Fund in 2024 was 7.5%, and 20.24% since inception through 12/31/24. Past performance does not guarantee future results. *Subject to limitations. Please see the Fund's prospectus for details. Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read it carefully before investing


FUNDRISE
FLAGSHIP FUND
Invest in $1.2 billion of real estate
7.5% annual return in 2024
Penalty-free, quarterly redemptions*
$10 minimum investment
Net value of the fund's assets less its liabilities as of 06/30/25. The annual return of the Fundrise Flagship Fund in 2024 was 7.5%, and 20.24% since inception through 12/31/24. Past performance does not guarantee future results. *Subject to limitations. Please see the Fund's prospectus for details. Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read it carefully before investing

FUNDRISE

One more property stabilized.
You're right on time.


INVEST
PROPERTY MANAGEMENT
GENERATING INCOME

Sunset Village just reached full occupancy—adding more cash flow to the Fundrise portfolio.

Sunset Village, a 233-home community in Panama City, is our latest proof point. We acquired it in 2022 and moved fast. Now it's fully stabilized and generating steady income for investors.

Even if it's your first investment with Fundrise, you're entering a portfolio already in motion—one that includes income-producing assets like Sunset Village and continues to expand.

This is what progress looks like: properties moving from acquisition to income-generating. As more assets stabilize, the strength of the portfolio compounds. If you're considering investing, now is the time to invest—not just to follow the results, but to help power what comes next.

Join now and grow with the momentum

Start investing in less than 5 minutes and with as little as $10.

An investor in the Fundrise Real Estate Interval Fund (the "Flagship Fund") should consider the investment objectives, risks, and charges and expenses of the Flagship Fund carefully before investing. The Flagship Fund's prospectus contains this and other information about the Flagship Fund and may be obtained here. Investors should read the prospectus carefully before investing.

The Fundrise Real Estate Interval Fund (the Flagship Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Flagship Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

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